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                            September 27, 2023

       Eddie Yongming Wu
       Chief Executive Officer
       Alibaba Group Holding Limited
       26/F Tower One, Times Square
       1 Matheson Street, Causeway Bay
       Hong Kong S.A.R.
       People   s Republic of China

                                                        Re: Alibaba Group
Holding Limited
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            Filed July 21, 2023
                                                            File No. 001-36614

       Dear Eddie Yongming Wu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended March 31, 2023

       Item 4. Information on the Company
       B. Business Overview
       Company Overview, page 72

   1. Given that the most significant component of China Commerce segment revenues is from advertising and
commissions on third-party sales, referred to by you as "Customer management," please
revise this section to indicate such and give adequate emphasis to this component of the
segment. Please make a similar revision to the summary of
                                                        segments on page 119.
Finally, please consider separately quantifying advertising and third-party commissions
in the table on page 121, given the different nature of these two sources of revenue.
Please provide us with a copy of your intended revised disclosure.
 Eddie Yongming Wu
FirstName LastNameEddie   Yongming Wu
Alibaba Group Holding Limited
Comapany 27,
September NameAlibaba
              2023      Group Holding Limited
September
Page 2    27, 2023 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 131

2. Please revise to present non-GAAP financial measures after your comparison of fiscal year results on a GAAP basis to provide equal or greater prominence to GAAP.
Comparison of Fiscal Years 2022 and 2023, page 134

3. Please revise to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to Item 5.A of Form 20-F.
         Please provide us with a copy of your intended revised disclosure. Sales and Marketing Expenses, page 138

4. When discussing the decrease in your sales and marketing expenses, your disclosure focuses on the effect of share-based compensation expense and the impact it had on your period over period comparisons. We note on a year-over-year basis, your
         revenue increased by 2% and your sales and marketing expenses excluding share-based compensation decreased by 15%. Please revise to discuss material factors impacting your results for the periods presented, and any known trends which are anticipated to have a
         material effect on the company   s results of operations in future
periods. Refer
         to Item 5 of Form 20-F. Please provide us with a copy of your intended revised disclosure.
B. Liquidity and Capital Resources
Cash Flows from Operating Activities, page 141

5. Your discussion of cash flows from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please provide a more informative analysis and discussion of cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.
          Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No.
         33-8350.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 202

6. We note your statements that none of your directors or officers, your greater than 10%
         beneficial owners, or Alibaba Partnership are representatives of or controlled by a government entity in the PRC in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied
 Eddie Yongming Wu
Alibaba Group Holding Limited
September 27, 2023
Page 3
         upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
7. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
8.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
         for    Alibaba Group Holding Limited or any variable-interest entity or similarly structured
         entity,    while your disclosure pursuant to Item 16I(b)(4) suggests
that you have additional
         consolidated entities that you refer to as    operating entities.
Please note that Item 16I(b)
         requires that you provide disclosures for yourself and your consolidated foreign operating entities.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. We note that your list of subsidiaries and consolidated entities in Exhibit 8.1 appears to indicate that you have subsidiaries in countries other than the Cayman Islands and China.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737
if you have any questions about the comments related to your status as a Commission-Identified
Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-
551-8298 or Lyn Shenk at 202-551-3380 with any other questions.



FirstName LastNameEddie Yongming Wu                            Sincerely,
Comapany NameAlibaba Group Holding Limited
                                                               Division of
Corporation Finance
September 27, 2023 Page 3                                      Office of Trade
& Services
FirstName LastName